ANSLOW & JACLIN, LLP
                          195 ROUTE 9 SOUTH, SUITE 204
                           MANALAPAN, NEW JERSEY 07726


April 24, 2006

Paula Smith, Staff Accountant
U.S. Securities and Exchange Commission
101 F Street
Washington, D.C. 20549

      Re:   Anza Capital, Incorporated (the "Company")
            Item 4.01 Form 8-K
            Filed April 10, 2006
            File No. 000-24512

Dear Ms. Smith:

We represent the Company. We are in receipt of your letter dated and January 12, 2006 and the following sets forth the Company's responses to same:

Form 8-K Item 4.01

1. Please amend your Form 8-K to specifically address the two most recent fiscal year-ends and any subsequent interim periods preceding the dismissal. Refer to item 304(a)(1) of Regulation S-B.

Answer: In Amendment No. 1 to Form 8-K, we have addressed the two most recent fiscal year-ends and any subsequent interim period.

2. Please amend your Form 8-K to include the required letter from your former auditor addressing your revised disclosure as an Exhibit 16 (not an Exhibit 23.1) to your Form 8-K/A. Refer to Item 304(a)(3) and Item 601(a).

Answer: In Amendment No. 1 to Form 8-K, we have included the required letter from the Company's former auditor.


Very truly yours,


ANSLOW & JACLIN, LLP
BY: /s/ ANSLOW & JACLIN, LLP
        ANSLOW & JACLIN, LLP